FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
[Letterhead of Wachtell, Lipton, Rosen & Katz]
VIA EDGAR
January 26, 2024
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Juan Grana; Abby Adams

Re:	3M Health Care Company
Amendment No. 5 to Draft Registration Statement on Form 10
Submitted December 18, 2023
CIK 001964738
Dear Mr. Grana and Ms. Adams:
On behalf of our client, 3M Health Care Company (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated January 5, 2024 regarding Amendment No. 5 to the Company’s draft registration statement on Form 10 (as amended by Amendment No. 5, the “Registration Statement”) confidentially submitted to the U.S. Securities and Exchange Commission on December 18, 2023.
In connection with this letter responding to the Staff’s comments, the Company is confidentially submitting Amendment No. 6 to the Registration Statement (“Amendment No. 6”), together with certain exhibits, via the EDGAR system today. All references to page numbers in the responses below are to the pages of the information statement filed as Exhibit 99.1 to Amendment No. 6. Terms not otherwise defined in this letter have the meanings given to them in Amendment No. 6.
For your convenience, the Staff’s comments are set forth in bold, followed by the Company’s responses.
Exhibit 99.1 Information Statement
Questions and Answers About the Separation and Distribution, page 1
1.We note changes on page 7 and throughout the document to the description of the IRS private letter ruling and tax opinions that are conditions of the separation. Please revise page 7 to briefly describe the type of ruling and opinions that would

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
U.S. Securities and Exchange Commission
January 26, 2024
satisfy the condition, and provide more detail in related portions of the information statement.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the changes to the description of the IRS private letter ruling and tax opinions that are conditions of the distribution on pages 3, 7 and throughout Amendment No. 5 to the Registration Statement reflected (“Amendment No. 5”) that (a) the sole tax ruling the receipt and continuing validity of which is a condition to the distribution is the IRS private letter ruling regarding certain U.S. federal income tax matters relating to the separation and distribution (defined as “the IRS Ruling” and which, subsequent to filing Amendment No. 5, has been received by 3M) and (b) the sole tax opinion(s) the receipt and continuing validity of which is a condition to the distribution are one or more opinions of 3M’s tax advisors regarding the qualification of the distribution, together with certain related transactions, as a transaction described in Section 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (in Amendment No. 6, defined collectively as “the Tax Opinion(s)”). Such changes in Amendment No. 5 reflected that no other tax rulings (e.g., from other tax authorities) or tax opinions (e.g., regarding the tax treatment of any internal restructuring transaction) are conditions to the distribution. In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 6, 64, 80-81 and 245-246, including to reflect that 3M has received the IRS private letter ruling the continuing validity of which is a condition of the distribution.
Information Statement Summary, page 10
2.We note the extensive revisions to the summary and business sections as well as the revised disclosure of the separation agreements. Please revise to balance the disclosure of the strengths and benefits of your company against the challenges the company faces, including those resulting from the company existing as a separate entity from 3M, with significant debt as a result of the spinoff and the rebranding of products with the 3M mark. Refer to comment 2 of our March 15, 2023 letter and comment 1 of our June 5, 2023 letter. In doing so, please balance the statements of the strength of your cash position going forward in light of the anticipated debt repayment. We note the statements added on pages 14, 16, 18, 93 and elsewhere, regarding your "attractive margins and strong cash flow generation" or "strong cash generation capability."
Response: In response to the Staff’s comment, the Company has revised the information statement summary section and the business section, and in particular the disclosure on pages 10-21 and 95-106. The Company has also revised the statements regarding cash flow generation on pages 15, 18, 19, 21, 99, 103, 104 and 106.
3.With respect to your statements regarding the size of your company, the addressable market, potential market growth and your company's position as a

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
U.S. Securities and Exchange Commission
January 26, 2024
leader in various markets, and similar disclosure of your significance in the market, please clarify what metrics you use to determine your position and any material assumptions underlying those statements. For example, disclose by what metric you are a "leading $8 billion global healthcare company" on page 10. Please refer to comment 3 and 4 of our March 15, 2023 letter and comment 2 of our August 10, 2023 letter. Where you do provide citations as a basis for your statements, please revise to identify more precisely the information you cite. For example, on page 10 you cite "data from BCC Research report." Please identify the report, including the date.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10-15, 95-99 and 148.
4.Provide a basis for statements such as on page 10 that you have "become a trusted partner" to your customers, and similar statements. Refer to comment 1 of our July 7, 2023 letter.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 16, 18, 22, 42, 95, 101, 103, 108, 109, 113 and 147.
5.Where you address "disease prevention" on page 10, revise to clarify which of your dental and orthodontic solutions and products are pharmaceuticals approved by the FDA. Refer to comment 5 of our March 15, 2023 letter and comment 1 of our August 10, 2023 letter.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 11, 95, 96, 113 and 147.
6.We note the revised market information on page 13 and the similar disclosure in the business section, where you replaced future trend estimates with historical figures for 2022. Please revise to quantify the 2022 growth rate and clarify if you expect growth to continue or decline, and if so, at what rate. Refer to Item 303(b)(2)(ii) of Regulation S-K and Section III.A and III.B.3 of Release No. 33-8350 (Dec. 29, 2003). As requested above, please provide the basis for your estimates. Please also clarify the meaning of the disclosure on page 14 that "[s]ustainable, long-term growth in this addressable market is aligned to multiple attractive industry tailwinds. . .," as you appear to be at least implying that you expect increased growth, but it is unclear for what market or market segment. Finally, please balance the disclosure of the growth in the addressable market with information regarding your results. We note,

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
U.S. Securities and Exchange Commission
January 26, 2024
for example, from pages 148-149, that in 2022, the MedSurg and Dental Solutions segments had declining sales.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 13-15, 95 and 98-100.
7.Please revise the Investment Highlights on page 14 and similar statements to describe your "legacy capabilities."
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 99.
8.On pages 25 and 29, clarify for which of your products ParentCo is the sole supplier. On page 29, clarify the fluorochemicals for which SpinCo is taking on potential liability, and provide a cross-reference to the risk factor on page 46 and the more complete disclosure on page 222. Please further clarify in the risk factor and related disclosure what products SpinCo will continue to use, produce or distribute, post-separation, and the "certain exceptions" which may create liability for SpinCo that will not be subject to indemnification by ParentCo.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 28, 32, 47-48 and 50-51.
Intellectual Property, page 118
9.Please update the disclosure in this section. We note the patent information is provided as of March 24, 2023 and you disclose that some of your patents expired in 2023 ("approximately 19% expire between 2023 and 2028").
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 126-135.
Sustainability / Environmental, Social, and Governance (ESG), page 118
10.We note the deleted disclosure on page 118. Please revise the remaining disclosure to clarify how your "sustainability and ESG commitments as well as [your] governance structure are aligned with [your] business strategy.”
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 126.

FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. §200.83
U.S. Securities and Exchange Commission
January 26, 2024
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 136
11.Please revise your discussion of year-to-year changes in your results of operations to quantify the various factors that contributed to the changes, and in particular, please address any offsetting changes.
Response: In response to the Staff’s comment, the Company has revised disclosure on pages 153, 154 and 157-159.
* * * * *
If you have any questions concerning Amendment No. 6 or require any additional information in connection with the confidential submission, please do not hesitate to contact the undersigned at (212) 403-1172 or JELevine@wlrk.com or my colleague Steven A. Rosenblum at (212) 403-1221 or SARosenblum@wlrk.com.

Sincerely,

/s/ Jenna E. Levine
Jenna E. Levine

cc:	Kevin H. Rhodes, 3M Company
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz